SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release announcing appointment of new directors of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on March 15, 2012.

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Announces the Appointment of New Directors

BEIJING, March 15, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that the Company has appointed Ms. Joanna Wang and Mr. David Wang as independent directors of its Board, effective March 15, 2012.

Ms. Joanna Wang was appointed to serve on Camelot’s Audit Committee.  Ms. Wang has extensive experience in private equity, venture capital, corporate M&A and investment banking, both in China and the U.S.  She is currently working as a consultant to Fortune Resources International, Inc., a metal recycling solution provider.  Prior to that, she served as Senior Vice President and the head of the Beijing office of private equity investment firm Oaktree Capital.  Previously, Ms. Wang was a director at Credit Suisse, a leading investment banking firm. She received a Master’s degree in Business Administration from the Harvard Business School.

Mr. David Wang was appointed to serve on Camelot’s Compensation Committee.  He most recently served as director of human resources, as well as director of corporate legal counsel at LVMH China, a world leader in luxury products. During his ten-year tenure at LVMH, Mr. Wang also oversaw the development of more than ten LVMH brands. Before that, he worked as human resource director in several well-known international companies, including Kodak and Philips.  He received a Bachelor’s degree in mathematics from East China Normal University.

Separately, Camelot today announced that Mr. Qian Zhao has resigned a member of the Company's Board to focus on his duties as President of the Company.

“We are pleased to welcome Joanna and David to Camelot’s Board of Directors,” stated Mr. Simon Ma, Camelot's Chairman and CEO. “Our company will benefit greatly from Joanna’s extensive experience in technology and finance and from David’s substantial knowledge and experience in human resources and as well as corporate governance. These additions will be a tremendous resource as Camelot continues its expansion, and we look forward to working with them in the future.”

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: March 16, 2012